May 24, 2019

Leslie J. Stretch
Chief Executive Officer
Medallia, Inc.
575 Market Street, Suite 1850
San Francisco, California 94105

       Re: Medallia, Inc.
           Amendment No 1 to Draft Registration Statement on Form S-1 Submitted May 16, 2019
           CIK No. 0001540184

Dear Mr. Stretch:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated May 2, 2019.

Amendment No. 1 to Draft Registration Statement

Prospectus Summary
Overview, page 1

1. We note your response to prior comment 1. Please explain further to us your statement that you have "pioneered the automation of the Net Promoter System at scale." To the extent your platform is not solely reliant on the Net Promoter System
(NPS), please revise
       to ensure that you provide a clear and balanced discussion of how NPS impacts your business and platform. In this regard, it appears that in addition to the Net Promoter Score, your platform also analyzes numerous other forms of data.
2. We note your revised disclosures in response to prior comment 3. Please revise further to explain how you define mobile daily active users for purposes of your calculation, and
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         clarify how a user that logs into both the Mobile 2 and Mobile 3 applications or logs in multiple times during any given day from different mobile devices, is counted. Also, tell us the date of measurement for the 48% currently disclosed and provide comparable data for other periods presented.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 68

3. We note your response to prior comment 9. Please revise to include your description of what constitutes a large and mid-sized business. In this regard, your reference to large enterprise customers here could potentially be confused with your disclosure of the number of Fortune Global 100 customers in the same paragraph.
4. We note your revised disclosures in response to prior comment 8. Please revise to provide the actual percentage of dollar-based net revenue retention for each period presented and discuss any significant fluctuations in such rates.
Key Factors Affecting Our Performance, page 70

5. Please refer to our prior comment 11. If each subsidiary that is separately invoiced is making its own independent decision to purchase the company's products and services, explain further why you consider all subsidiaries of a parent company together when calculating your dollar-based net revenue retention rate. In this regard, us how that represents a land and expand strategy for each entity you consider to be a customer and why you believe this method of calculation best represents your land and expand strategy.
         Further, tell us what the dollar- based net revenue retention rate would be if you considered each invoiced entity separately for the purpose of this calculation and tell us what your customer count would be if your calculations were based on parent company information.
Business
Category-Defining Experience Management Platform, page 97

6. In response to prior comment 16, you revised the disclosure to note that "experiences,"
         "digital visits," and "social reviews" are separate measures captured by your platform.
         Please further revise to explain how you define each of these measures. For example, explain how you distinguish between "experiences" and "digital visits."
Note 9. Equity Incentive Plans, page F-23

7. You state in your response to prior comment 21 that in fiscal 2019, the probability of an
         IPO was between 10-15% and increased to 85-90% by March 2019. Please provide additional information regarding the factors that contributed to the significant increase in fair value between the November 2018 and March 2019 grants. Also, tell us what IPO probability was used in the November 2018 valuation and explain how the hiring of new
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         executive management and commencement of the IPO readiness process during such period factored into such assumption.
        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at(202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                            Sincerely,
FirstName LastNameLeslie J. Stretch
                                                            Division of
Corporation Finance
Comapany NameMedallia, Inc.
                                                            Office of
Information Technologies
May 24, 2019 Page 3                                         and Services
FirstName LastName